UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

NUVALENT, INC.

(Name of Subject Company (Issuer))

HARMONY ROW ACQUISITION CO.,

GLAXOSMITHKLINE LLC

and

GSK PLC

(Names of Filing Persons - Offerors)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

670703107*

(CUSIP Number of Class of Securities)

David Rea

GlaxoSmithKline LLC

1250 South Collegeville Road

Collegeville, PA 19426

+1 215-219-7521

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

William J. Chudd

Daniel Brass

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

+1 212-450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Going-private transaction subject to Rule 13e-3.
☐	Third-party tender offer subject to Rule 14d-1.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

*	This CUSIP number applies to the issuer’s Class A Common Stock.

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, including this Amendment, the “Schedule TO”) filed by (i) GSK plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), (ii) GlaxoSmithKline LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Ultimate Parent (“Parent”), and (iii) Harmony Row Acquisition Co., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of the Class A Common Stock, par value $0.0001 per share (the “Class A Shares”), and Class B Common Stock, par value $0.0001 per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”), of Nuvalent, Inc., a Delaware corporation (the “Company”), for $124.00 per Share, net to the seller in cash, without interest (such consideration as it may be increased from time to time pursuant to the terms of the Merger Agreement (as defined below), the “Offer Price”), subject to any applicable withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO and is supplemented by the information specifically provided in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Item 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired, as scheduled, at one minute following 11:59 P.M., Eastern Time, on July 14, 2026 (such date and time, the “Offer Expiration Time”), and was not extended. Purchaser was advised by the Depositary that, as of the Offer Expiration Time, a total of 72,518,967 Shares (comprising a total of 67,083,713 Class A Shares and 5,435,254 Class B Shares) had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 91.3% of the issued and outstanding Shares as of the Offer Expiration Time (comprising approximately 90.7% of the issued and outstanding Class A Shares and 100.0% of the issued and outstanding Class B Shares as of the Offer Expiration Time, respectively). Accordingly, the Minimum Tender Condition has been satisfied.

All conditions to the Offer having been satisfied, Purchaser irrevocably accepted for payment, and will cause the Depositary to pay for, as promptly as practicable, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Pursuant to Section 251(h) of the DGCL, Ultimate Parent, Parent and Purchaser intend to complete the acquisition of the Company through the Merger, as soon as practicable and without a meeting of stockholders of the Company, with the Company continuing as the Surviving Corporation in the Merger and a direct wholly-owned subsidiary of Parent.

Following the consummation of the Merger, all Shares will be delisted from the Nasdaq. Ultimate Parent, Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 15, 2026

GLAXOSMITHKLINE LLC

By:	/s/ Justin Huang
	Name:	Justin Huang
	Title:	Secretary

HARMONY ROW ACQUISITION CO.

By:	/s/ Justin Huang
	Name:	Justin Huang
	Title:	President and Secretary

GSK PLC

By:	/s/ David Redfern
	Name:	David Redfern
	Title:	Authorized Signatory

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